Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT, WHOLLY-OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2017	2016
	(in millions, except ratios)
Net income	$223	$224
Income taxes	123	121
Capitalized interest	(5)	(5)
	341	340
Fixed charges, as defined:

Interest	155	164
Capitalized interest	5	5
Interest component of rentals charged to operating expense	—	—
Total fixed charges	160	169

Earnings, as defined	$501	$509

Ratio of earnings to fixed charges	3.13	3.01